UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                               Commission File No.: 0-17072
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(Check One:) (  )Form 10-K (  )Form 20-F (  )Form 11-K (x)Form 10-Q (  )Form 10D
             (  )Form N-SAR(  )Form N-CSR

For Period Ended: March 31, 2007
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(  )  Transition Report on Form 10-K
(  )  Transition Report on Form 20-F
(  )  Transition Report on Form 11-K
(  )  Transition Report on Form 10-Q
(  )  Transition Report on Form N-SAR

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant:                     Windswept Environmental Group, Inc.
Former Name if Applicable:
Address of Principal Executive Office
    (Street and number):                     895 Waverly Avenue
City, state, and zip code                    Holtsville, New York 11742
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                                     PART II
                             RULE 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The Registrant will be delayed in the filing of its Form 10-Q as the Registrant is still in the process of compiling the necessary information for presentation in the Form 10-Q.
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                                     PART IV
                                OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

             Michael O'Reilly                     (631) 289-5500

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 (X) Yes ( ) No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to record a decrease in revenues for the quarter ended March 31, 2007, compared to the thirteen weeks ended March 28, 2006, primarily as a result of the significant revenues generated from the Registrant's operations in the gulf coast region due to Hurricane Katrina during the thirteen weeks ended March 28, 2006, which revenues were not duplicated in the more recent quarter. A reasonable estimate of the Registrant's results of operations cannot be made at this time.


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                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                       -----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2007                 By: /s/Arthur Wasserspring
                                       ---------------------------------
                                       Arthur Wasserspring
                                       Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)
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